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02021058

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 37105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NUTMEG SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1960 BRONSON ROAD BUILDING 2
(No. and Street)

FAIRFIELD (City) CT (State) 06430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW ROCHLIN 203-255-3838
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIBERFARB & SUSSMAN
(Name — *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 26 2002
WASH, D.C. 180

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MATTHEW ROCHLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NUTMEG SECURITIES, LTD., as of SEPTEMBER 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):.

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUTMEG SECURITIES, LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

To the Board of Directors of
Nutmeg Securities, Ltd.
Fairfield, CT

We have audited the accompanying statement of financial condition of Nutmeg Securities, Ltd. as of September 30, 2002 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nutmeg Securities, Ltd. as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Liberfarb & Sussman

Norwood, Massachusetts
October 27, 2002

NUTMEG SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Cash	$ 1,208,426
Deposits with clearing organizations	200,175
Receivable from broker-dealers and clearing organizations	1,215,965
Securities owned, at market	6,870
Membership in exchanges owned, at cost less $6,505 valuation allowance	33,500
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $288,801	130,616
Refundable income taxes	13,715
Other assets	62,568
	$ 2,871,835

LIABILITIES AND STOHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 4,391
Securities sold, not yet purchased, at market value	342,144
Accounts payable, accrued expenses and other liabilities	1,444,175
	1,790,710
Commitments and contingent liabilities:	
Subordinated borrowings	350,000
Stockholder's equity:	
Common Stock, $10 par value, authorized 5,000 shares issued 156 shares	1,560
Additional paid-in capital	122,400
Unrealized gain (loss) on membership in exchanges	(6,505)
Retained earnings	613,670
Total Stockholder's Equity	731,125
	$ 2,871,835

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

STATEMENT OF INCOME

For the Year Ended September 30, 2002

Revenues:	
Commissions	$ 16,800,592
Principal transactions	3,395,407
Interest and dividends	57,548
	20,253,547
Expenses:	
Employees compensation and benefits	3,607,075
Floor brokerage, exchange and clearance fees	13,551,366
Communications and data processing	468,699
Interest	47,728
Occupancy	210,911
Other expenses	2,073,924
	19,959,703
Income before income taxes	293,844
Provision for income taxes	21,121
Net income	272,723
Other Comprehensive Income (Loss)	
Unrealized loss	(55,000)
Comprehensive Income	$ 217,723

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2002

	Common Stock	Additional Paid-in Capital	Unrealized Gain (Loss) on Membership in Exchanges	Retained Earnings
Balance at October 1, 2001	$ 1,560	$ 122,400	$ 48,495	$ 340,947
Net income				272,723
Changes in unrealized gain (loss) on membership in exchanges			(55,000)	
Balance at September 30, 2002	$ 1,560	$ 122,400	$ (6,505)	$ 613,670

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2002

Cash Flows From Operating Activities:		
Net income	$	272,723
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		57,478
Increase in Deposits with clearing organizations		(100,000)
Decrease in Receivable from broker-dealers and clearing organizations		930,069
Decrease in Securities owned		161,919
Decrease in Refundable income taxes		7,095
Increase in Other assets		(8,150)
Decrease in Securities sold, not yet purchased		(97,331)
Decrease in Payable to broker-dealers and clearing organizations		(122,627)
Decrease in Accounts payable, accrued expenses		(804,098)
Net cash provided by operating activities		297,078
Cash Flows From Investing Activities:		
Purchase of furniture, equipment and leasehold improvements		(57,130)
Cash Flows From Financing Activities:		
None		0
Net increase in cash		239,948
Cash at beginning of the year		968,478
Cash at end of the year	$	1,208,426

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$	17,591
Interest	$	47,728

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For the Year Ended September 30, 2002

Subordinated borrowings at October 1, 2001	$ 350,000
Increases:	
Issuance of subordinated notes	0
Subordinated borrowings at September 30, 2002	$ 350,000

The accompanying notes are an integral part of these financial statements.

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on October 15, 1986, and serves as a broker-dealer in securities. The Company provides product oriented financial services including, but not limited to the sale of stocks, bonds, and securities.

Revenue and Expenses

Customers' securities transactions are recorded on a settlement date basis, as well as related commission income and expenses.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on the trade date basis. At September 30, 2002 there was an unrealized gain of $4,151.

Furniture, Equipment and Leased Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is calculated using accelerated methods over statutory recovery periods for both financial reporting and tax purposes.

Leasehold improvements	10 years
Furniture, fixtures and equipment	5 years
Automobiles	5 years

Expenditures for maintenance and repairs are charged to expense, and renewals and betterments are capitalized

Membership in Exchange

Exchange memberships are carried at market value. Unrealized holding gains and losses are reported, net of any income tax effect, as a separate component of stockholder's equity.

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Effective January 31, 2002, the stockholders elected to have the Company treated as an S corporation subsidiary of Finopco Holding Co. its new 100% owner. As such, the Corporation's income or loss and credits are passed through to the stockholders of that company and reported on their individual income tax returns. The accompanying provision for income taxes represents the C Corporation income tax for the period October 1, 2001 to January 31, 2002.

The provision for income taxes for the year ended September 30, 2002 is as follows:

Federal	$ 14,617
State	6,504
	$ 21,121

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classifications of fixed assets are as follows:

Leasehold improvements	$ 48,088
Furniture and fixtures	331,009
Automobiles	40,320
	419,417
Less accumulated depreciation	288,801
	$ 130,616

Depreciation expense for the fiscal year ending September 30, 2002 was $57,478.

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2002

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $672,755 at September 30, 2002, which exceeded required net capital of $250,000 by $422,755. The ratio of aggregate indebtedness to net capital at September 30, 2002 was 215.32%.

NOTE 4 - LONG TERM LEASE

The Company leases office space in four locations for $18,462 per month. The leases expire at varying dates thru 2006. The accompanying financial statements include rent expense of $180,442. Future minimum lease payments for non cancelable operating leases of one year or more at September 30, 2002 are as follows:

Year ended, September 30	
2003	$ 181,769
2004	161,394
2005	161,782
2006	80,077
	$ 585,022

NOTE 5 - EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees who have completed ninety days of service and are eighteen years of age or older. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending September 30, 2002 only administrative fees were incurred by the Company.

The Company, at its discretion may make a profit sharing contribution, which is allocated to employees based on salary. For the fiscal year ending September 30, 2002 there was no contribution nor accrual.

NUTMEG SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

SEPTEMBER 30, 2002

NOTE 6 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at September 30, 2002 are listed as follows:

Notes to two stockholders of the parent corporation, uncollateralized, subordinated under Rule 15c3-1, Interest is payable monthly, based on simple interest of 12%, Principal due in May 2003	$200,000
Note to a stockholder of the parent corporation, uncollateralized, subordinated under Rule 15c3-1, Interest is payable monthly, based on simple interest of 12%, Principal due in November 2003	150,000
	$350,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has advanced $10,000 to its parent company Finopco Holding Co. (F.H.C.). During the fiscal year ending September 30, 2002 there was no interest charged on the loan.

During the fiscal year ending September 30, 2002 the Company paid $191,726 to Arrowhead Solutions, Inc. (A.S.I.) for software development. A.S.I. is a wholly owned subsidiary of Finopco Holding Co.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include broker-dealers, banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NUTMEG SECURITIES, LTD.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2002

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Nutmeg Securities, Ltd.

We have audited the accompanying financial statements of Nutmeg Securities, Ltd. as of and for the year ended September 30, 2002, and have issued our report thereon dated October 27, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liberfarb & Sussman
Norwood, Massachusetts
October 27, 2002

SCHEDULE I

NUTMEG SECURITIES, LTD.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 1,444,175	
Payable to broker-dealers	4,391	
TOTAL AGGREGATE INDEBTEDNESS	$ 1,448,566	
NET CAPITAL:		
Common stock		$ 1,560
Additional paid-in capital		122,400
Retained earnings		607,165
		$ 731,125
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		350,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		$ 1,081,125
ADJUSTMENTS TO NET CAPITAL:		
Furniture, equipment and leasehold improvements		(130,616)
Memberships in exchanges		(33,500)
Other assets		(76,283)
12 b-1 fees		(45,592)
Haircuts		(122,379)
Net Capital, as defined		$ 672,755
NET CAPITAL REQUIREMENT		250,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 422,755
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		215.32%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 662,222
Net audit adjustments	(5)
Decrease in non-allowables and haircuts	10,538
Net capital per above	$ 672,755

SCHEDULE II

NUTMEG SECURITIES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

Credit Balances		
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity accounts, net of related margin deposits of $0)	$	0
Monies borrowed collateralized by securities carried for the accounts of customers		0
Monies payable against customers' securities loaned		0
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over thirty calendar days old		0
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		0
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		0
Total credit items	$	0
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$	0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Credit balances		
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		0
Other		0
Gross debits		0
Less 3 percent charge		0
Total debit items		0

SCHEDULE II (continued)

NUTMEG SECURITIES, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

Reserve computations	
Excess of total debits over total credits	$ 0
Required deposit	None
Reconciliation with Company's computation (included in Part II of of Form X-17A-5 as of September 30, 2002	
Excess as reported in Company's Part II FOCUS report	$ 0
Excess per above computation	$ 0

LIBERFARB & SUSSMAN
CERTIFIED PUBLIC ACCOUNTANTS

11 Vanderbilt Avenue, Suite 220, Norwood, MASSACHUSETTS 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
Nutmeg Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Nutmeg Securities, Ltd. (the Company), for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liberfarb & Sussman

Liberfarb & Sussman
Norwood, Massachusetts
October 27, 2002